Exhibit 99.1

Execution Version

Underwriting Agreement

March 6, 2019

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

Credit Agricole Securities (USA) Inc.

1301 Avenue of the Americas

New York, NY 10019

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, NY 10036

RBC Capital Markets, LLC

Brookfield Place

200 Vesey Street, 8th Floor

New York, NY 10281

As Representatives of the several Underwriters

listed in Schedule 1 hereto

Ladies and Gentlemen:

ArcelorMittal, a Luxembourg société anonyme (the “Company”), proposes to issue and sell to the several Underwriters listed in Schedule 1 hereto (the “Underwriters”), for whom you are acting as representatives (the “Representatives”), $750,000,000 principal amount of its 4.550% Notes due 2026, having the terms set forth in Schedule 2 hereto (the “Securities”). The Securities will be issued pursuant to a Senior Securities Indenture dated as of June 1, 2015, as supplemented by the second supplemental indenture to be dated as of March 11, 2019 (the “Indenture”) among the Company, Wilmington Trust, National Association as trustee (the “Trustee”) and Citibank, N.A. as securities administrator (the “Securities Administrator”). The non-U.S. affiliates of the Representatives are set forth in Schedule 5 hereto.

The Company agrees to issue and sell the Securities to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Securities set forth opposite such Underwriter’s name in Schedule 1 hereto at a price equal to 99.285% of the principal amount thereof plus accrued interest, if any, from March 11, 2019 to the Closing Date (as defined below). The Company may, at its absolute and sole discretion, pay an aggregate discretionary fee of up to 0.15% of the underwriting commitment in such proportions as shall be determined by the Company. For the avoidance of doubt, any discretionary fee shall be paid separately by the Company and not deducted from the purchase price. The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

The Company understands that the Underwriters intend to make a public offering of the Securities as soon after the effectiveness of this Agreement as in the judgment of the Representatives is advisable, and initially to offer the Securities on the terms set forth in the Time of Sale Information and the Prospectus.

Schedule 3 hereto sets forth information that together with the Preliminary Prospectus used most recently prior to the execution of this Underwriting Agreement, constitute the Time of Sale Information made available at the Time of Sale. The “Time of Sale” with respect to the Securities is defined as 4:05 P.M., New York City time, on March 6, 2019. The Company acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter.

Payment for and delivery of the Securities shall be made at the offices of Shearman & Sterling (London) LLP at 10:00 A.M., New York City time, on March 11, 2019, or at such other time or place on the same or such other date, not later than the third business day thereafter, as the Representatives and the Company may agree upon in writing. The time and date of such payment and delivery is referred to herein as the “Closing Date.”

Payment for the Securities shall be made by wire transfer in immediately available funds to the accounts specified by the Company to the Representatives against delivery to the nominee of The Depository Trust Company, for the account of the Underwriters, of one or more global notes representing the Securities (collectively, the “Global Note”), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company. The Global Note will be made available for inspection by the Representatives not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date.

The Company and the Underwriters acknowledge and agree that the only information relating to any Underwriter which has been furnished to the Company by any Underwriter expressly for use in the Registration Statement, including the Base Prospectus included therein, the Preliminary Prospectus or the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information consists of the following: the legal and marketing names of the Underwriters on the front and back cover pages and in the table in the first paragraph under the heading “Underwriting” in the prospectus supplement included in the Preliminary Prospectus and in the prospectus supplement included in the Prospectus, the information contained in the third paragraph, the fourth paragraph, the second sentence of the seventh paragraph, the eighth paragraph, the ninth paragraph and in the subsection “Other Relationships,” each under the heading “Underwriting” in the prospectus supplement included in the Preliminary Prospectus and the prospectus supplement included in the Final Prospectus and the following information in the final Pricing Term Sheet dated March 6, 2019: (i) the Spread to Benchmark Treasury and (ii) Benchmark Treasury.

Recognition of the U.S. Special Resolution Regimes

(a)

In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Underwriting Agreement, and any interest and obligation in or under this Underwriting Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Underwriting Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)

In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Underwriting Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Underwriting Agreement were governed by the laws of the United States or a state of the United States.

As used herein:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

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“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

Notices to the Underwriters shall be given at: Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013 (fax: (646) 291-1469), Attention: General Counsel; Credit Agricole Securities (USA) Inc., 1301 Avenue of the Americas, New York, NY 10019 (fax: (212) 261-1924, Attention: Fixed Income Syndicate; Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282, Attention: Registration Department; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179 (fax: (212) 834-6081), Attention: High Grade Syndicate Desk – 3rd Floor; Merrill Lynch, Pierce, Fenner & Smith Incorporated, 50 Rockefeller Plaza, NY1-050-12-02, New York, New York 10020 (fax: (646) 855-5958), Attention: High Grade Transaction Management/Legal; RBC Capital Markets, LLC, Brookfield Place, 200 Vesey Street, 8th Floor, New York, NY 10281 (fax: (212) 428-6308), Attention: Transaction Management/Scott Primrose.

All provisions contained in the document entitled ArcelorMittal Debt Securities Underwriting Agreement Standard Provisions, which was filed as Exhibit 1.1 to the registration statement on Form F-3, filed by the Company with the Commission on March 2, 2018 (File No. 333-223400), are incorporated by reference herein in their entirety and shall be deemed to be a part of this Underwriting Agreement to the same extent as if such provisions had been set forth in full herein, except that if any term defined in such Underwriting Agreement Standard Provisions is otherwise defined herein, the definition set forth herein shall control and provided that paragraph (1) of the Underwriting Agreement Standard Provisions is completed by the following file number of the Registration Statement: File No 333-223400.

This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

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If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

ARCELORMITTAL

By:	/s/ Egbert Jansen

By:	/s/ Philippe Noury

[Signature Page to Underwriting Agreement]

Accepted: March 6, 2019

For itself and on behalf of the several Underwriters listed in Schedule 1 hereto.

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Adan D. Bordner / Director
Authorized Signatory

[Signature Page to Underwriting Agreement]

CREDIT AGRICOLE SECURITIES (USA) INC.

By:	/s/ Ivan Hrazdira / Managing Director
Authorized Signatory

[Signature Page to Underwriting Agreement]

GOLDMAN SACHS & CO. LLC

By:	/s/ Adam Greene
Authorized Signatory

[Signature Page to Underwriting Agreement]

J.P. MORGAN SECURITIES LLC

By:	/s/ Robert Bottamedi / Executive Director
Authorized Signatory

[Signature Page to Underwriting Agreement]

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Andrew Karp

Authorized Signatory

[Signature Page to Underwriting Agreement]

RBC CAPITAL MARKETS, LLC

By:	/s/ Scott Primrose
Authorized Signatory

[Signature Page to Underwriting Agreement]

Schedule 1

Underwriter	Principal Amount of Securities
Citigroup Global Markets Inc.	$57,693,000
Credit Agricole Securities (USA) Inc.	$57,693,000
Goldman Sachs & Co. LLC	$57,693,000
J.P. Morgan Securities LLC	$57,693,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$57,692,000
RBC Capital Markets, LLC	$57,692,000
BNP Paribas Securities Corp.	$57,692,000
Commerz Markets LLC	$57,692,000
ING Financial Markets LLC	$57,692,000
Santander Investment Securities Inc.	$57,692,000
SMBC Nikko Securities America, Inc.	$57,692,000
SG Americas Securities, LLC	$57,692,000
UniCredit Capital Markets LLC	$57,692,000

Total	$750,000,000

Schedule 2

Representatives and Addresses for Notices:

Notices to the Underwriters shall be given at:

Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013 (fax: (646) 291-1469), Attention: General Counsel.

Credit Agricole Securities (USA) Inc., 1301 Avenue of the Americas, New York, NY 10019 (fax: (212) 261-1924, Attention: Fixed Income Syndicate.

Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282, Attention: Registration Department.

J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179 (fax: (212) 834-6081), Attention: High Grade Syndicate Desk – 3rd Floor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, 50 Rockefeller Plaza, NY1-050-12-02, New York, New York 10020 (fax: (646) 855-5958), Attention: High Grade Transaction Management/Legal.

RBC Capital Markets, LLC, Brookfield Place, 200 Vesey Street, 8th Floor, New York, NY 10281 (fax: (212) 428-6308), Attention: Transaction Management/Scott Primrose.

Certain Terms of the Securities:

Title of Securities:	4.550% Notes due 2026

Aggregate Principal Amount of Securities:	$750,000,000

Maturity Date:	March 11, 2026

Interest Rate:	4.550%

Interest Payment Dates:	March 11 and September 11 of each year, commencing September 11, 2019

Redemption Provisions:	Make whole call at Treasury plus 30 basis points; Tax redemption at 100%

Change of Control:	101%

Schedule 3

Time of Sale Information

Term sheet containing the terms of the Securities, substantially in the form of Schedule 4

Schedule 4

Final Term Sheet

ArcelorMittal

$750,000,000 4.550% Notes due 2026

This final term sheet dated March 6, 2019 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated March 6, 2019 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal

Security Description:	4.550% Notes due 2026

Size:	$750,000,000

Price:	99.715% of face amount

Maturity Date:	March 11, 2026, unless earlier redeemed

Coupon:	4.550% per annum

Yield to Maturity:	4.598%

Benchmark Treasury:	UST 2.500% due February 28, 2026

Benchmark Treasury Price and Yield:	99-12; 2.598%

Spread to Benchmark Treasury:	T+200 bps

Interest Payment Dates:	March 11 and September 11, commencing September 11, 2019

Total Net Proceeds Before Expenses:	The net proceeds of the Notes Offering, after deduction of the underwriting discount (excluding any potential discretionary fees) of approximately $3,225,000, amount to approximately $744,637,500.

Use of Proceeds:	ArcelorMittal intends to use the net proceeds of this offering towards repayment of existing debt including the $1 billion outstanding under a $7 billion term facilities agreement.

Change of Control:	101%

Make-whole Spread:	T+30 bps

Trade Date:	March 6, 2019

Settlement Date:	T+3; March 11, 2019

CUSIP:	03938L BA1

ISIN:	US03938LBA17

Denominations/Multiple:	$2,000 x $1,000

Underwriters:

Joint Book-Running Managers

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

RBC Capital Markets, LLC

BNP Paribas Securities Corp.

Commerz Markets LLC

ING Financial Markets LLC

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

SG Americas Securities, LLC

UniCredit Capital Markets LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. by calling toll-free at 1 (800) 831-9146 or emailing prospectus@citi.com, Credit Agricole Securities (USA) Inc. by calling toll-free at 1 (866) 807-6030, Goldman Sachs & Co. LLC by calling toll-free at 1 (866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com, J.P. Morgan Securities LLC by calling collect at 1 (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated by emailing dg.prospectus_requests@baml.com and RBC Capital Markets, LLC by calling toll-free at 1 (866) 375-6829.

MiFID II professionals/ECPs-only/No PRIIPs KID—Manufacturer Target Market (MiFID II Product Governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs Key Information Document (KID) has been prepared as not available to retail in EEA.

The Underwriters expect to deliver the Notes on or about March 11, 2019, which will be three business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Exchange Act) following the date of pricing of the notes (this settlement cycle is being referred to as “T+3”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own advisors.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Schedule 5

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Crédit Agricole Corporate and Investment Bank

Broadwalk House

5 Appold Street

London EC2A 2DA

United Kingdom

Goldman Sachs International

Peterborough Court

133 Fleet Street

London EC4A 2BB

United Kingdom

J.P. Morgan Markets Limited

25 Bank Street

Canary Wharf

London E14 5JP

United Kingdom

Merrill Lynch International

2 King Edward Street

London EC1A 1HQ

United Kingdom

RBC Europe Limited

Riverbank House

2 Swan Lane

London EC4R 3BF

United Kingdom